Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
Catalyst Consultants	Nevada
Catalyst Rx	Nevada
HealthExtras Benefits Administrator, Inc.	Delaware
International Pharmacy Management, Inc.	Delaware
Pharmacy Network National Corporation	North Carolina
Pharmacy Providers of Georgia, Inc.	Georgia
U.S. Scripts, Inc.	Delaware